

December 11, 2014

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response letter dated November 7, 2014**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.   We have read your response to prior comments concerned with your reserve booking procedures and note that you have not provided all of the information we had requested. We have included additional comments in this letter to reemphasize and clarify some of these earlier points. If you are unclear as to the nature or scope of the information requested in our comments, we suggest that you contact us by telephone in the course of formulating your reply.

Properties, page 42

Proved Undeveloped Reserves, page 45

2.   We note that you have not provided the information requested in point one of prior comment two, in which we asked you to submit an analysis of changes in your PUD reserves, covering the 2009 through 2013 fiscal years, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each prior period; and for each strata, showing the conversions each period, percentage that such conversions are of the beginning reserve strata balance, and having all other adjustments distinguished by type, and reconciling each strata between the year-end estimates.

For example, indicate the composition of the December 31, 2009 estimate by showing the quantities of the total added in each of the fiscal years ended 2009, 2008, 2007, 2006, 2005, and so forth. You should rollforward each strata by showing subsequent conversions to developed status, sales of reserves not developed, reclassifications to unproved status, and identifying any other material adjustments for each period. Please submit the analysis outlined above. Please include comparable details on any PUD reserve conversions during 2014.

3.   We note that you have not provided a substantive response to point one of prior comment four, regarding the procedures routinely undertaken to ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate compliance with Rule 4-10(a)(31) of Regulation S-X. As you know, this requires that prior to booking proved undeveloped reserves, you must have adopted a development plan indicating the locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time. We would like to understand the level of certainty inherent in your decisions to adopt development plans and the reasons you believe your procedures indicate more than intent to proceed.

Please submit a detailed explanation of how the projected development costs and drilling schedules for the first year utilized in compiling PUD reserve estimates at the end of each of the last five fiscal years compared to the approved capital expenditure budgets, operating plans and actual drilling schedules for such year, following the reserve declaration date. For example, explain how the projected development costs and development schedule for 2014 in the PUD reserve estimate as of December 31, 2013, compared to the approved capital expenditure budget, operating plan and actual drilling schedule for 2014.

4.   We note that you have not provided the information requested in point two of prior
comment four, regarding the financial return criteria, including comparisons of the
internal rates of return underlying your decisions to claim PUD reserves each period and
the criteria governing subsequent decisions to not proceed with drilling according to the
schedule adopted when booking the reserves.

Please submit a schedule summarizing the locations associated with each reserve strata
for each of the prior five fiscal years, showing the internal rates of return associated with
PUD reserves developed, PUD reserves derecognized, PUD reserves retained and PUD
reserves added during these periods, also indicating the corresponding statistics for non-
PUD reserves developed each period.

It should be clear how the internal rates of return inherent in the various prospects
retained at each reserve declaration date compared to the internal rates of return
associated with both the PUD reserve locations and the non-PUD reserve locations drilled
during the period, and to the internal rates of return associated with the PUD reserve
locations that were de-recognized during the period.

Please identify and thoroughly describe any differences between the economic criteria
governing your reserve booking procedures and those utilized in deciding whether to
actually proceed with development. Please augment the analyses requested above as
necessary to encompass any such differences.

Financial Statements

Note 19 - Supplemental Information on Oil and Gas Exploration and Production Activities
(Unaudited), page F-43

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page F-46

5.   We understand from your response to prior comment six that you have excluded from
ceiling test calculations costs associated with the development and drilling of your Utica
Shale field, for wells that did not have proved reserves at the end of 2013. You indicate
that you have relied upon the guidance pertaining to major development projects in Rule
4-10(c)(3)(ii)(B) and (C) of Regulation S-X, although you have not provided sufficient
detail to understand your rationale.

Please provide us a schedule showing the particular wells associated with the
development costs excluded from your ceiling test, the dates drilling of each well began
and completed, the status of the well at the balance sheet date, and your estimate of any
remaining costs to be incurred to complete development of the well. Please include an
explanation of the specific delays in the completion and subsequent production of each
well in this field.

Further, the examples provided in Rule 4-10(c)(3)(ii)(B) of Regulation S-X of a major development project include the installation of an offshore drilling platform from which development wells are to be drilled, and the installation of improved recovery programs. Please demonstrate why you believe the facts and circumstances encountered in the Utica Shale field are comparable to these examples, if this is your view. The reasons for any delay in booking reserves for wells drilled in your Utica Shale field should be clarified.

6.   Please refer to your September 11, 2014 response to comment three from our letter dated August 13, 2014, in which you explained that the correct volume of PUD reserves converted to proved developed during the year ended December 31, 2013 was actually 2,731 MBOE, rather than the 341 MBOE disclosed. Please submit the revisions that you believe would accurately portray the conversion in your related narratives and tabulations throughout the filing; it should be clear whether the additional conversions were recorded as proved as of December 31, 2012. Please describe the circumstances that you believe led to this inaccuracy and the steps you have undertaken to remedy your internal controls.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Von Holtzendorff at (202) 551-3287 or me at (202) 551-3745 or with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director